Execution

PRIME BROKER ANNEX

TO

CUSTOMER AGREEMENT

In consideration of Credit Suisse Securities (USA) LLC (“CSSU”) opening and maintaining for The Cushing Royalty & Income Fund (the “Customer”) a prime brokerage account pursuant to the Customer Agreement and this Prime Broker Annex To Customer Agreement (the “PB Annex”) for the purpose of transacting business with any of the CS Entities, Customer agrees as follows:

1.	Integration of Agreements.

(a) All terms of this PB Annex are incorporated by reference into the Customer Agreement, and they shall constitute a single, integrated agreement. In the event of any inconsistency between any term of this PB Annex and the Customer Agreement, this PB Annex shall control.

(b) All capitalized terms used but not defined herein shall have the meaning set forth in the Customer Agreement. For the avoidance of doubt, this PB Annex is a “Contract” as defined in the Customer Agreement, all obligations of Customer to CSSU arising hereunder or in connection with this PB Annex are “Obligations” as defined in the Customer Agreement and the prime brokerage and custody accounts are each a “Customer Account” as defined in the Customer Agreement.

2.	Transactions Subject to the SEC Letter.

In connection with any transactions for which CSSU acts as Customer’s prime broker pursuant to the Securities and Exchange Commission No-Action letter, dated January 25, 1994, relating to prime brokerage, as amended, supplemented or modified from time to time (the “SEC Letter”), the terms and conditions of this Paragraph 2 shall apply:

(a) Customer may maintain brokerage accounts with a number of brokers other than CSSU (“Executing Brokers”) and may, from time to time place orders to be executed by one or more of these Executing Brokers designating CSSU as its “prime broker”.

(b) Customer acknowledges that it is familiar with and agrees to comply with the terms of the SEC Letter and to inform CSSU promptly if it fails to do so. In connection therewith, Customer authorizes CSSU to execute an agreement with all Executing Brokers (a “Prime Brokerage Agreement”), to provide any relevant information relating to Customer to the Executing Brokers, and to perform any necessary or useful act as prime broker in accordance with this Paragraph 2 and Applicable Law.

(c) Customer or its authorized representative will advise CSSU prior to 5:30 p.m. (New York time) on trade date of the details of all transactions (the “Trade Data”) effected by Executing Brokers on Customer’s behalf as required by the SEC Letter. CSSU is authorized to acknowledge, affirm, settle and clear all such transactions. CSSU is further authorized to undertake to resolve any unmatched trade report received by it from an Executing Broker; however, Customer shall remain responsible for the ultimate resolution and CSSU shall have no responsibility with respect to Trade Data not correctly transmitted to it on a timely basis by any person or entity. As between Customer and CSSU, the Executing Broker will be acting as an agent of Customer for the purpose of carrying out Customer’s instructions with respect to the purchase, sale and settlement of securities. Customer understands that no order may be legally accepted by CSSU as Prime Broker from an Executing Broker with whom CSSU has not entered into a Prime Brokerage Agreement. Customer will use its best efforts to assure that its Executing Brokers comply with any Prime Brokerage Agreement to which such Executing Broker is a party. Customer agrees that CSSU shall be under no obligation to effect or settle any trade on behalf of Customer.

(d) On the Business Day following each transaction, CSSU shall send Customer a notification of each trade placed with any Executing Broker based upon information provided by Customer. Each such notification shall provide the information required by the SEC Letter. If Customer has instructed Executing Brokers to send trade confirmations to Customer in care of CSSU, Customer understands that such confirmations are available to Customer without charge upon request. CSSU shall also provide Customer with periodic statements concerning transactions effected for it and in respect of the Collateral held by CSSU.

(e) Customer understands and agrees that it must maintain in its prime brokerage account with CSSU a minimum net equity in cash and securities with a ready market no less than is required by the SEC Letter (the “Minimum Net Equity”) or any greater amount as to which CSSU may from time to time inform Customer; and that settlement of transactions will be made by CSSU only if sufficient funds or securities, as applicable, are maintained in an account with CSSU or if Customer makes other arrangements for settlement which are satisfactory to CSSU; provided, however, that in no event will CSSU accept any transaction if Customer maintains, or the settlement of such transaction would cause it to maintain, a net equity less than the Minimum Net Equity. If the Customer Account falls below the Minimum Net Equity, and it does not bring its prime brokerage account into compliance in accordance with Applicable Law and CSSU’s requirements, Customer authorizes CSSU to notify all Executing Brokers of this event. In such event, Customer further understands and agrees that CSSU is required by the SEC Letter, without notice to Customer, to disaffirm or DK any transaction effected for it by an Executing Broker. Should CSSU be required to disaffirm or DK any transaction of Customer’s, all of Customer’s transactions of that day and the immediately preceding Business Day will be disaffirmed or DK’d. In that case, CSSU shall send a cancellation notification to Customer to offset the prior notification sent pursuant to the previous sub-paragraph and Customer understands that it must settle outstanding trades directly with the Executing Brokers and hereby authorizes CSSU to provide the Executing Brokers with any relevant information necessary in order for the Executing Brokers to settle such trades.

(f) If the Customer Account is managed on a discretionary basis by a third party (the “Advisor”), Customer hereby authorizes CSSU to commingle its prime brokerage transactions with those of other accounts managed by the Advisor (“sub-accounts”) for settlement in bulk in accordance with the Advisor’s instructions. Customer understands that no part of any transaction may be allocated to sub-accounts having net equity below the minimum levels established by the SEC Letter and that, should such a net equity maintenance problem occur in any such sub-account, CSSU may be required to disaffirm the entire transaction. Customer agrees that, in that event, prior to the disaffirmance deadline established by the SEC Letter, the Advisor may resubmit the bulk trade so as to exclude those securities which were originally allocated to the sub-account failing to meet the minimum net equity or, if permissible, re-allocate the entire prime brokerage transaction to those sub-accounts meeting the net equity requirements established by the SEC Letter.

3.	Transactions not subject to the SEC Letter.

In the event (i) Customer’s orders are not executed by CSSU and Customer gives up CSSU’s name for clearance and/or settlement with respect to transactions which are not subject to the SEC Letter, or (ii) Customer requires CSSU to make a free delivery of cash or securities in connection with the settlement of such orders (“Clearing

Transactions”), the terms and conditions of this Paragraph 3 shall apply:

(a) Customer will notify CSSU of the details of all Clearing Transactions necessary to clear and settle each Clearing Transaction (including all such information as may be specified by CSSU from time to time with respect to transactions of that type) within the time periods specified and in formats specified by CSSU from time to time. Customer will bear all risks related to each Clearing Transaction, including the risk of non-performance by the third party, broker or dealer. Customer will provide to CSSU and be responsible for the settlement payment (including the necessary securities) to enable CSSU to process, clear and settle the delivery of securities and cash relating to each Clearing Transaction, and any cash or securities necessary to meet a demand for margin made by the third party, broker or dealer relating to a Clearing Transaction. If CSSU engages in Clearing Transactions for Customer in which CSSU becomes obligated to settle a trade Customer has placed through another broker or dealer, Customer shall be obligated to CSSU for the settlement payment (including the necessary securities) to enable CSSU to process, clear and settle such transaction. CSSU is only acting as agent in connection with any Clearing Transaction and nothing contained herein shall be construed as imposing liability on any CS Entity as a principal. Customer shall not under any circumstances represent to any third party that any CS Entity acts as guarantor in any Clearing Transaction.

(b) Customer will only execute bona fide orders, and if required for settlement of a transaction, Customer will request a free delivery of cash or securities only when Customer has reasonable grounds to believe that the counterparty and the third party, broker or dealer who executed Customer’s order has the financial capability to complete the contemplated transaction;

(c) CSSU reserves the right at any time to place a limit (of either dollars or number of securities) on the size of transactions that CSSU will accept for clearance or to reject transactions. If, after Customer has received notice of such limitation, Customer executes an order in excess of the limit established by CSSU, CSSU shall have the right, exercisable in its sole discretion, to decline to accept any transaction for clearance and settlement.

(d) CSSU will attempt to clear such transactions within a reasonable period of time and utilize the same procedures it utilizes when clearing transactions on behalf of other customers. CSSU shall have the right but not the obligation to take action at any time in its sole discretion to correct errors in such transactions.

Before signing, Customer acknowledges having read this PB Annex and the Customer Agreement to which this PB Annex is to be annexed, each in its entirety, and hereby consents and agrees to all the terms and conditions hereof and thereof.

Customer:

The Cushing Royalty & Income Fund
Name of Institution/Individual

Jerry V. Swank
Name of Authorized Officer

CEO
Title of Authorized Officer

Signature of Authorized Officer/Individual

August 16, 2014
Date

Accepted and agreed to:

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Shui Wong, Vice President